SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of: October 2003

                        Commission File Number: 000-28882

                             World Heart Corporation
               --------------------------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                     Ontario
                         ------------------------------
                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
                    ----------------------------------------
                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F  X    Form 40-F
                                       -----

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes       No  X
                                     ----    ----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K consists of the following documents as filed with Canadian securities regulators:

Item 1.       Notice of Special Meeting of Shareholders
Item 2.       Management Information Circular
Item 3.       Form of Proxy
Item 4.       Confirmation of Mailing

The information contained in this Report is incorporated by reference into Registration Statement No. 333-109876.

                                                                         Item 1
                                                                         ------
                             WORLD HEART CORPORATION

                     1 Laser Street, Ottawa, Ontario, Canada

                                     K2E 7V1

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Special Meeting of the Shareholders of World Heart Corporation ("WorldHeart" or the "Corporation") will be held at the Royal York Hotel, Confederation III Room, First Mezzanine Level, 100 Front Street West, Toronto, Ontario M5J 1E3 on Tuesday, November 25, 2003 at 4:00 p.m. for the following purposes:

1. to consider and, if deemed advisable, to pass with or without amendment, Resolution No. 1, the full text of which is set out in Schedule A to the Management Information Circular, approving an increase in the number of Common Shares reserved for issuance under the Corporation's Employee Stock Option Plan;

2. to consider and, if deemed advisable, to pass with or without amendment, Special Resolution No. 1, the full text of which is set out in Schedule B to the Management Information Circular, to amend the articles of the Corporation with respect to the rights, privileges, conditions and restrictions attaching to the Corporation's Series A Cumulative Redeemable Convertible Preferred Shares ("Series A Shares");

3. to consider and, if deemed advisable, to pass with or without amendment, Special Resolution No. 2, the full text of which is set out in Schedule C to the Management Information Circular, to amend the articles of the Corporation to consolidate the issued and outstanding common shares of the Corporation on a one for seven basis; and

4. to transact such other business as may properly come before the meeting or any adjournment thereof.

This Notice is accompanied by a Form of Proxy and a Management Information Circular.

Shareholders who are unable to attend the meeting in person are requested to date and sign the enclosed Form of Proxy and to return it in the envelope provided for that purpose.

DATED at Ottawa, Canada, this 21st day of October, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

   /s/ C. Ian Ross
-------------------------
C. Ian Ross,
Chairman of the Board of Directors

                                                                         Item 2
                                                                         ------

                             WORLD HEART CORPORATION

                         MANAGEMENT INFORMATION CIRCULAR

                                OCTOBER 21, 2003

SOLICITATION OF PROXIES BY MANAGEMENT

This information circular is furnished in connection with the solicitation by the management of World Heart Corporation ("WorldHeart" or the "Corporation") of proxies to be used at the Special Meeting of Shareholders of the Corporation (the "Special Meeting") to be held on Tuesday, November 25, 2003 at the Royal York Hotel, Confederation III Room, First Mezzanine Level, 100 Front Street West, Toronto, Ontario M5J 1E3, and at any adjournment thereof for the purposes set forth in the accompanying Notice of Special Meeting of Shareholders. While management intends to solicit most proxies by mail, some proxies may be solicited by telephone or other personal contact by directors or officers of the Corporation. The cost of such solicitation will be borne by the Corporation.

The information provided herein is given as of October 21, 2003, unless otherwise specified. As required by the Business Corporations Act (Ontario) ("OBCA"), this Management Information Circular includes executive compensation information for the year ended December 31, 2002 which was also disclosed in the Corporation's Management Information Circular dated May 8, 2003.

All dollar amounts in this Management Information Circular are in Canadian dollars unless otherwise stated. On October 21, 2003, the exchange rate of Canadian currency in exchange for United States currency, as reported by the Bank of Canada, was Cdn$1.00 = US$0.76.

APPOINTMENT OF PROXY HOLDERS AND REVOCATION OF PROXIES

The persons named in the accompanying Form of Proxy are directors and/or officers of the Corporation. A shareholder has the right to appoint a person, who need not be a shareholder of the Corporation, other than the persons designated in the accompanying Form of Proxy, to attend and act on behalf of the shareholder at the meeting. To exercise this right, a shareholder may either insert such other person's name in the blank space provided in the accompanying Form of Proxy or complete another appropriate Form of Proxy.

To be valid, a proxy must be dated and signed by the shareholder or the shareholder's attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney. The proxy, to be acted upon, must be deposited with the Corporation, c/o its registrar and transfer agent, CIBC Mellon Trust Company, Attention: Proxy Department, 200 Queen's Quay East, Unit #6, Toronto, Ontario, M5A 4K9 by the close of business on the last business day prior to the date on which the meeting or any adjournment thereof is held, or with the chairman of the meeting on the day of the meeting or any adjournment thereof.

A shareholder who has given a proxy may revoke it (a) by depositing an instrument in writing (including another proxy) executed by the shareholder or by the shareholder's attorney authorized in writing, either (i) with the Secretary at the registered office of the Corporation, 1 Laser Street, Ottawa, Ontario K2E 7V1, at any time up to and including the last business day prior to the day of the Special Meeting or any adjournment thereof at which the proxy is to be used, or (ii) with the Chairman of the meeting on the day of the meeting at any time before it is exercised on any particular matter, or (b) by attending the Special

Meeting in person and personally voting the shares represented by the proxy prior to the exercise thereof, or (c) in any other manner permitted by law.

VOTING OF PROXIES

The officers whose names are printed on the accompanying Form of Proxy will, on a show of hands or any ballot that may be called for, vote or withhold from voting the shares in respect of which they are appointed in accordance with the direction of the shareholder appointing them. If no choice is specified by the shareholders, the shares will be voted for the approval of Resolution No. 1 and Special Resolutions Nos. 1 and 2 on the terms disclosed in this Management Information Circular.

The enclosed Form of Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Special Meeting of Shareholders, and with respect to any other matter which may properly come before the meeting. As of the date of this Management Information Circular, management is not aware of any such amendment, variation or other matter proposed or likely to come before the meeting. However, if any such amendment, variation or other matter properly comes before the meeting, it is the intention of the persons named in the enclosed Form of Proxy to vote on such other business in accordance with their judgement.

VOTING SHARES, RECORD DATE AND PRINCIPAL HOLDERS

As of October 21, 2003, there were issued and outstanding 101,631,553 common shares of the Corporation (the "Common Shares") and 1,374,570 Series A Cumulative Redeemable Convertible Preferred Shares ("Series A Shares"). The Board of Directors has fixed the close of business on October 21, 2003 as the record date for the purposes of determining shareholders entitled to receive notice of the Special Meeting (the "Record Date"). Each holder of Common Shares is entitled to one vote for each common share held by him or her with respect to Resolution No. 1 and Special Resolutions Nos. 1 and 2 and the holder of the Series A Shares is entitled to one vote for each Series A Share held by it with respect to Special Resolution No. 1, as shown as registered in such holder's name on the list of Shareholders prepared as of the close of business on the Record Date.

In certain cases, a shareholder's shares may be registered in the name of a third party, such as a broker, securities dealer, trust company, bank or other similar intermediary. Generally, such non-registered shareholders will receive a package from their intermediary containing either: (i) a request for voting instructions; or (ii) a form of proxy which may be signed by the intermediary and specify the number of shares beneficially owned, but is otherwise uncompleted. Non-registered shareholders should carefully follow the instructions provided by their intermediary with respect to the procedures to be followed for voting.

Only registered shareholders are entitled to vote at the Special Meeting.

In the event of any transfer of shares by any shareholder after the record date, the transferee is entitled to vote those shares if the shareholder produces properly endorsed share certificates or otherwise establishes that the shareholder owns the shares, and requests the Secretary of the Corporation to include the transferee's name on the shareholders' list not later than ten days before the Special Meeting or any adjournment thereof.

To the knowledge of the directors and officers of the Corporation, as of October 21, 2003, the persons who beneficially own or exercise control or direction over shares carrying more than 10% of the voting rights attached to all the shares of the Corporation, entitled to be voted at the meeting, are as follows:

-----------------------------------------------------------------------------------------------------
Name of Shareholder                     Number of Common Shares         Percentage of Outstanding
                                                                              Common Shares
-----------------------------------------------------------------------------------------------------
Austin W. Marxe and David M.                  11,290,323                             11.1%
Greenhouse (1)
-----------------------------------------------------------------------------------------------------
Sceptre Investment Counsel Limited            10,380,000                             10.2%
-----------------------------------------------------------------------------------------------------

     (1) Special Situations Fund III, L.P. owns 6,653,226 common shares, Special Situations Cayman Fund, L.P. owns 2,217,742 common shares and Special Situations Private Equity Fund, L.P. owns 2,419,355 common shares (collectively, the "Special Situation Funds"). MGP Advisors Limited ("MGP") is the general partner of Special Situations Fund III, L.P. AWM Investment Company, Inc. ("AWM") is the general partner of MGP and the general partner of and investment advisor to the Special Situations Cayman Fund, L.P. MG Advisors, L.L.C. ("MG") is the general partner of and investment advisor to the Special Situations Private Equity Fund, L.P. Austin W. Marxe and David
     M. Greenhouse are the principal owners of MGP, AWM and MG and are principally responsible for the selection, acquisition and disposition of the portfolio securities by each investment adviser on behalf of its fund.

Edwards Lifesciences (U.S.) Inc. is the holder of all of the issued Series A Shares.

COMPENSATION OF DIRECTORS

The Articles of Incorporation of the Corporation provide for a Board of Directors of not less than one and not more than ten directors to be elected annually. The number of directors is currently fixed at five and as of October 21, 2003, the Board of Directors is composed of three persons, namely, Roderick
M. Bryden, C. Ian Ross and Robert J. Majteles.

On September 23, 2003, the Corporation completed a private placement in Canada and the United States of units, each unit consisting of one Common Share and one warrant exercisable for one Common Share (the "Financing"). Pursuant to the purchase agreement dated as of September 22, 2003 between the Corporation and the United States purchasers of units (the "Purchase Agreement"), Special Situations Funds has the right to nominate two persons for election or appointment to the Board of Directors of the Corporation, provided Special Situations Funds maintains certain ownership of shares of the Corporation. Mr. Majteles is one of its nominees(1) and it has not yet identified its second nominee. Pursuant to the

----------------
(1) Mr. Majteles is the managing member of Treehouse Capital, LLC ("Treehouse"), an investment firm. Special Situations Fund III, L.P., Special Situations Cayman Fund, L.P., Special Situations Private Equity Fund, L.P. and Special Situations Fund, L.P. have entered into an agreement with Mr. Majteles and Treehouse pursuant to which Treehouse, through Mr. Majteles, provides certain management and financial advisory services for the funds on request. If Mr. Majteles's services are requested by the funds with respect to a particular portfolio investment, Treehouse is entitled to 10% of the funds' net gain (as defined) or net loss (as defined) on the investment during the term of the agreement, offset by certain fees that may be paid by the portfolio company to Treehouse or Mr. Majteles directly and, except in certain cases, the amount of the retainer paid to Treehouse. Under the agreement, Mr. Majteles is required to act independently of the funds in discharging his fiduciary duties to shareholders of any company for which he serves as a member of the board of directors and also is obligated not to disclose to the funds or use for his own benefit any confidential information he obtains in connection with his service for a particular portfolio company. Mr. Majteles does not have or share voting or dispositive power over any securities held by the funds. Mr. Majteles has agreed to serve as a director of the Corporation pursuant to this agreement.

agency agreement dated September 22, 2003 between the Corporation and Research Capital Corporation ("Research"), as agent for the Canadian purchasers of units, has the right to nominate one person for election or appointment to the Board of Directors. Such nominee has not been identified.

Non-employee directors of the Corporation may receive compensation by way of stock options pursuant to the Employee Stock Option Plan ("ESOP") for each director for serving on, and attending meetings of, the board of directors and its constituent committees. These options vest quarterly, in equal amounts, within the fiscal year in respect of which they are granted. In addition, upon election or appointment to the Board of Directors each director is entitled to an option for 7,500 shares under the ESOP as an initial grant. During 2002, non-employee directors were granted options to purchase 12,000 common shares each.

Non-employee directors of the Corporation receive an annual fee of $5,000. Additional per diem fees are paid for Board meetings, Committee meetings or both attended in excess of four per year, being an additional $750 per diem fee is paid for meetings attended in person and a $500 per diem fee is paid for meetings attended by telephone. Non-employee directors are also entitled to be reimbursed for travel and other expenses incurred in attending meetings of the Board of Directors or of a committee of the Board of Directors.

To date in 2003, similar allocations of options and annual fees were made to non-employee directors, however, the Board of Directors is currently reviewing the compensation of non-employee directors.

For the year ended December 31, 2002, the following option grants were made to non-employee directors:

  --------------------------------------------------------------------------------------------------
  Director                               Option              Date of Grant         Exercise
                                         Grant                                       Price
  --------------------------------------------------------------------------------------------------
  Dr. Donald S. Beanlands(1)             12,000              Jan. 4, 2002            $6.63
  Mr. C. Ian Ross                        12,000              Jan. 4, 2002            $6.63
  Dr. Richard L. Lesher(1)               12,000              Jan. 4, 2002            $6.63
  Mr. Michael Mussallem(2)                Nil                      -                   -
  --------------------------------------------------------------------------------------------------

(1) Dr. Beanlands and Dr. Lesher resigned as directors of the Corporation on September 22, 2003.

(2)  Mr. Mussallem resigned as a director of the Corporation on June 15, 2003.

DIRECTORS' AND OFFICERS' INDEMNIFICATION

The Corporation maintains directors' and officers' liability insurance in the aggregate amount of US$15,000,000. The aggregate annual premium in 2002 for such insurance was US$231,500. The by-laws of the Corporation provide that the Corporation shall indemnify a director or officer of the Corporation against liability incurred in such capacity to the extent permitted or required by the OBCA. To the extent the Corporation is required to indemnify the directors or officers pursuant to the by-laws, the insurance policy provides that the Corporation is liable for the initial US$200,000 in respect of each securities claim and the initial US$75,000 with respect to each other claim.

EXECUTIVE COMPENSATION

The following table sets forth the summary information concerning the compensation paid or earned during the three most recently completed financial years by the Corporation's Chief Executive Officer and four executive officers, who were serving as executive officers at December 31, 2002 (the "Named Executive Officers").

   -------------------------------------------------------------------------------------------------------------------
                                 Annual compensation                                  Long-term
                                                                                    compensation
                                 -------------------------------------------------------------------
                                                                                       Common shares
                                                                      Other annual     under options      All other
   Name                    Year          Salary          Bonus        compensation      granted (#)      compensation
   -------------------------------------------------------------------------------------------------------------------
   Roderick M. Bryden(1)   2002          $250,000        $40,500           $41,640      55,000(5)        $133,605(2)
                           2001          $250,000       $112,500           $41,640      23,000           $189,388
                           2000          $250,000        $80,000           $40,430       1,672           $187,748

   Dr. Tofy Mussivand(3)   2002          $250,000        $40,500           $41,640      55,000(5)         $27,869(4)
                           2001          $250,000       $112,500           $41,640      23,500            $27,721
                           2000          $250,000        $50,000           $40,430       1,672            $27,727

   Linda Reed Strauss      2002        US$145,000      US$10,400               Nil      22,500(5)        US$1,375(6)
                           2001        US$141,750      US$27,188               Nil      12,153           US$1,400
                           2000         US$64,700      US$12,750               Nil      10,800                Nil

   Douglas R.              2002        US$200,000       US$9,000               Nil      15,000(5)       US$88,789(7)
   Hillier                 2001        US$300,000            Nil               Nil         Nil          US$53,665
                           2000        US$150,000      US$20,000               Nil      17,000          US$21,750

   Jal S. Jassawalla       2002        US$227,000      US$27,000               Nil      60,000(5)       US$24,000(7)
                           2001        US$227,000     US$102,419               Nil      30,600          US$24,000
                           2000         US$96,000      US$35,000               Nil      54,000                Nil
   -------------------------------------------------------------------------------------------------------------------

(1) Mr. Bryden's services have been provided to the Corporation since April 1, 1996, by SC Stormont Corporation, a corporation controlled by Mr. Bryden. Mr. Bryden is also entitled to receive options under the ESOP and is eligible for performance bonuses during the term of the Service Agreement between the Corporation and SC Stormont Corporation.

(2) During 2002, the Corporation paid insurance premiums of $133,605 relating to $10 million of life insurance coverage, of which certain named family members of Mr. Bryden are the beneficiaries.

(3) Dr. Mussivand's services have been provided to the Corporation since June 1, 1996, by T. Mussivand Professional Services Corporation, a corporation controlled by Dr. Mussivand. Dr. Mussivand is also entitled to receive options under the ESOP and is eligible for performance bonuses during the term of the Service Agreement between the Corporation and T. Mussivand Professional Services Corporation. Dr. Mussivand ceased to be a director of the Corporation on September 19, 2003 and an officer of the Corporation on September 30, 2003. The Service Agreement between the Corporation and T. Mussivand Professional Services Corporation was terminated on September 30, 2003 and Dr. Mussivand received a severance package.

(4) During 2002, the Corporation paid insurance premiums of $27,869 relating to $3 million of life insurance coverage, of which certain named family members of Dr. Mussivand are the beneficiaries.

(5) Of these options granted to the Named Executive Officers in 2002, certain performance-based options granted in 2002 were cancelled subsequent to year-end as follows: Mr. Bryden - 25,850, Mr. Mussivand - 25,850, Ms. Strauss - 10,800, Mr. Hillier - 6,000 and Mr. Jassawalla - 28,200. For years prior to 2002, the option grants included are net of options that were subsequently cancelled.

(6) The Corporation paid US$1,375 to Ms. Strauss with respect to a royalty agreement.

(7) During 2002, the Corporation paid US$88,789 relating to commissions and living accommodations for Mr. Hillier and US$24,000 in travel allowances to Mr. Jassawalla.

OPTION GRANTS IN LAST FISCAL YEAR

The following table provides information with respect to stock option grants by the Corporation to the Named Executive Officers for the year ended December 31, 2002.

--------------------------------------------------------------------------------------------------------------------
                       Common      As a Percentage of
                       Shares         Total Options      Exercise or        Market Value of
                       Under           Granted to        Base Price      Securities Underlying
                       Options       Employees in       ($/Common       Options on the Date of
Name                   Granted     Financial Year (%)       Share)       Grant ($/Common Share)   Expiration Date
--------------------------------------------------------------------------------------------------------------------
                                                                                                 January 4, 2007
Roderick M. Bryden      18,333           1.9%              $6.63                $6.63            January 4, 2008
                        18,333           1.9%              $6.63                $6.63            January 4, 2009
                        18,334           1.9%              $6.63                $6.63
                                                                                                 January 4, 2007
Dr. Tofy                18,333           1.9%              $6.63                $6.63            January 4, 2008
Mussivand (1)           18,333           1.9%              $6.63                $6.63            January 4, 2009
                        18,334           1.9%              $6.63                $6.63
                                                                                                 January 4, 2007
Linda Reed Strauss      7,500            .75%              $6.63                $6.63            January 4, 2008
                        7,500            .75%              $6.63                $6.63            January 4, 2009
                        7,500            .75%              $6.63                $6.63
                                                                                                 January 4, 2007
Douglas R. Hillier      5,000             .5%              $6.63                $6.63            January 4, 2008
                        5,000             .5%              $6.63                $6.63            January 4, 2009
                        5,000             .5%              $6.63                $6.63

Jal S. Jassawalla       20,000           2.1%              $6.63                $6.63            January 4, 2007
                        20,000           2.1%              $6.63                $6.63            January 4, 2009
                        20,000           2.1%              $6.63                $6.63            January 4, 2009
--------------------------------------------------------------------------------------------------------------------

(1) Dr. Mussivand ceased to be an officer of the Corporation on September 30, 2003.

The aggregate number of options granted to all Named Executive Officers during the year ended December 31, 2002 was 207,500. Of these options, 96,700 were cancelled subsequent to the 2002 year-end.

After approval by the Corporation's shareholders at the Corporation's Annual and Special Meeting of Shareholders held on June 16, 2003, the Named Executive Officers participated in the Corporation's option exchange program and, as a group, exchanged options for 495,309 common shares for options for 153,179 common shares.

The Named Executive Officers exercised no options during the year ended December 31, 2002. As of October 21, 2003, the Named Executive Officers had exercised no options since January 1, 2003.

EMPLOYMENT AGREEMENTS

Mr. Roderick M. Bryden

The Corporation entered into a Service Agreement dated September 26, 1996 and effective December 17, 1996 with SC Stormont Corporation, which is controlled by Roderick M. Bryden, pursuant to which the services of Mr. Bryden were provided to the Corporation at an annual fee of $50,000 through 1998. In 1999, the annual fee was increased by the Compensation Committee to $250,000. The Service Agreement expired on December 31, 2001; however, it is subject to automatic renewal on an annual basis unless either party gives 180 days prior notice of termination with respect to any renewal. Under the Service Agreement, the Corporation may terminate Mr. Bryden without cause upon making a lump-sum payment equal to twelve months' service fee plus benefits, and Mr. Bryden may terminate the agreement if the Corporation terminates without cause the services of Dr. Tofy Mussivand. Mr. Bryden has not provided notice of an intention to terminate.

Under the Service Agreement, Mr. Bryden was entitled to receive stock options under the ESOP, subject to specific performance requirements for 10,000 common shares in each year from 1996 through 2000 and was eligible for performance bonuses of up to $50,000 in 1997, up to $100,000 in each of the years from 1998 through 2000 and up to $112,500 in 2001.

As notice of termination has not been provided by either party this Service Agreement remained in effect for 2002 with annual fees and other compensation as set forth within the "Executive Compensation" section of the Management Information Circular.

Dr. Tofy Mussivand

The Corporation entered into a Service Agreement dated September 26, 1996 and effective December 17, 1996 with T. Mussivand Professional Services Corporation, which is controlled by Dr. Tofy Mussivand, pursuant to which the services of Dr. Mussivand were provided to the Corporation at an annual fee of $200,000 through 1998. In 1999, the annual fee was increased by the Compensation Committee to $250,000. The Service Agreement expired on December 31, 2001; however, it was subject to automatic renewal on an annual basis unless either party gives 180 days prior notice of termination with respect to any renewal. Under the Service Agreement, the Corporation was entitled to terminate Dr. Mussivand without cause upon making a lump-sum payment equal to twelve months' service fee plus benefits, and Dr. Mussivand was entitled to terminate the agreement if the Corporation terminated without cause the services of Mr. Roderick M. Bryden. Under the Service Agreement, Dr. Mussivand was entitled to receive stock options under the ESOP, subject to specific performance requirements, for 10,000 common shares in each year from 1996 through 2000 and was eligible for performance bonuses of up to $50,000 in 1997, up to $100,000 in each of the years from 1998 through 2000 and up to $112,500 in 2001.

On September 30, 2003, the Service Agreement was terminated and pursuant to the terms of the Service Agreement Dr. Mussivand received a severance package which includes a lump sum payment of 50% of Dr. Mussivand's annual remuneration.

Mr. Douglas R. Hillier

On March 6, 2003, the Corporation entered into a new Employment Agreement with Mr. Hillier that is effective from January 1, 2003 to December 31, 2003. Mr. Hillier's base salary under the Agreement is US$200,000 and there is an additional commission and bonus target of US$150,000 based on meeting specific performance criteria. In addition, Mr. Hillier is eligible to participate in the Corporation's ESOP. The Agreement can be terminated by either party upon two months written notice.

LOANS TO DIRECTORS AND OFFICERS

None of the directors or officers of the Corporation, or any associate of the directors or officers of the Corporation, has been or is indebted to the Corporation.

REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee reviews and makes recommendations to the Board of Directors with respect to compensation for employees of the Corporation and remuneration of directors of the Corporation and administers the Employee Stock Option Plan. The Compensation Committee met three times in 2002. The Compensation Committee was comprised of Messrs. Lesher (Chair), Beanlands and Ross. Since September 23, 2003, the Compensation Committee is comprised of Messrs. Ross, Bryden and Majteles.

The Corporation's Executive Compensation Plan is based on a pay for performance philosophy. It takes into account individual job responsibilities and gives consideration to both individual and corporate performance. The compensation for each of the Named Executive Officers, and executive officers as a group, consists of four elements: a fixed base salary; a variable incentive component; a longer term incentive in the form of stock options; and benefits.

Base salaries for all employees, including executives, use the Corporation's estimated market value of each position based on the 50th percentile for market compensation data obtained from industry salary surveys. Base salaries are then set at between plus or minus 20 percent of the estimated market value. Increases or decreases in salary levels, effective January 1 each year, are proposed to the Compensation Committee for review and a recommendation is subsequently made to the Board of Directors for approval. In general, base salaries, including those of the Corporation's executive officers, were frozen for the year ending December 31, 2002.

Executive participation in the annual bonus and incentive-based stock plans are also based on recommendations by the Compensation Committee at the commencement of each fiscal year and subject to actual performance against documented corporate and individual goals and objectives. At the conclusion of each year the Compensation Committee reviews the actual performance of both the Corporation and individual executive officers against the predetermined goals and objectives to arrive at a recommended bonus and option grant considered as earned during that year. Actual bonuses earned versus the bonus plans for each Named Executive Officer in 2002 are summarized below.

Mr. Roderick M. Bryden
President and Chief Executive Officer

The Corporation paid SC Stormont Corporation, a corporation controlled by Mr. Bryden, a fee of $250,000 for the year ended December 31, 2002. In addition, the Board of Directors, as recommended by the Compensation Committee has determined that Mr. Bryden has earned a cash bonus and options for 2002 of $40,500 and 29,150, respectively, against a potential cash bonus and options of $150,000 and

55,000, respectively. Correspondingly, of the 55,000 options that were granted to Mr. Bryden at the commencement of 2002, 25,850 have been cancelled subsequent to the 2002 year-end.

Dr. Tofy Mussivand
Chairman and Chief Scientific Officer

The Corporation paid T. Mussivand Professional Services Corporation (the "Services Agreement"), a corporation controlled by Dr. Mussivand, a fee of $250,000 for the year ended December 31, 2002. In addition, the Board of Directors, as recommended by the Compensation Committee has determined that Mr. Mussivand has earned a cash bonus and options for 2002 of $40,500 and 29,150, respectively, against a potential cash bonus and options of $150,000 and 55,000, respectively. Correspondingly, of the 55,000 options that were granted to Mr. Mussivand at the commencement of 2002, 25,850 have been cancelled subsequent to 2002 year-end.

On September 30, 2003, the Services Agreement was terminated and Dr. Mussivand received a severance package.

Ms. Linda Reed Strauss
Vice President, Regulatory Affairs and Quality

The Corporation paid Ms. Strauss a base salary of US$145,000 for the year ended December 31, 2002. In addition, the Board of Directors, as recommended by the Compensation Committee has determined that Ms. Strauss has earned a cash bonus and options for 2002 of US$10,400 and 11,700, respectively, against a potential cash bonus and options of US$40,000 and 22,500, respectively. Correspondingly, of the 22,500 options that were granted to Ms. Strauss at the commencement of the 2002, 10,800 have been cancelled subsequent to 2002 year-end.

Mr. Douglas R. Hillier
Senior Vice President

The Corporation paid Mr. Hillier a base salary of US$200,000 for the year ended December 31, 2002. In addition, the Board of Directors, as recommended by the Compensation Committee has determined that Mr. Hillier has earned a cash bonus and options for 2002 of US$9,000 and 9,000, respectively, against a potential cash bonus and options of US$30,000 and 15,000, respectively. Correspondingly, of the 15,000 options that were granted to Mr. Hillier at the commencement of the 2002, 6,000 have been cancelled subsequent to 2002 year-end.

Mr. Jal S. Jassawalla
Senior Vice President, Research and Development

The Corporation paid Mr. Jassawalla a base salary of US$227,000 for the year ended December 31, 2002. In addition, the Board of Directors, as recommended by the Compensation Committee has determined that Mr. Jassawalla has earned a cash bonus and options for 2002 of US$27,000 and 31,800, respectively, against a potential cash bonus and options of US$100,000 and 60,000, respectively. Correspondingly, of the 60,000 options that were granted to Mr. Jassawalla at the commencement of the 2002, 28,200 have been cancelled subsequent to 2002 year-end.

STOCK OPTIONS

The Corporation adopted the Employee Stock Option Plan ("ESOP") on December 6, 1996 and amended and restated the ESOP on March 6, 1997, October 27, 1997, October 27, 1998, February 23, 1999, May 15, 2000, April 26, 2001, May 1, 2002
and October 16, 2003. The ESOP is intended to encourage ownership of the Corporation's shares by full-time employees, senior officers, directors and consultants of the Corporation. The ESOP is administered by the Compensation Committee of the Board of Directors of the Corporation. The maximum number of common shares which may be reserved and set aside under options to eligible persons pursuant to the ESOP is 3,530,000 common shares. If Resolution No. 1 is approved at the Special Meeting, the maximum number of common shares will be increased to 10,513,000 common shares, subject to adjustment if Special Resolution No. 2 is also approved at the Special Meeting and implemented. The Board of Directors amended the ESOP on October 16, 2003 to provide that the maximum number of Common Shares at any time available for issuance under the ESOP or pursuant to other outstanding options to any one person may not exceed 5% of the Common Shares then issued and outstanding, an increase from the limit of 2% of the Common Shares previously included in the ESOP. Pursuant to the ESOP, the option exercise price for all options is determined by the Compensation Committee based on fair market value at the date of grant. Unless otherwise determined by the Compensation Committee, options will vest in equal amounts over a three- or five-year period and must be exercised within a four-year period from each date of vesting with the exception of non-employee directors whose options vest quarterly, in equal amounts, within the fiscal year in respect of which they are granted and must be exercised within a four-year period from each date of vesting.

On March 5, 2003, the Board of Directors approved a proposal to offer employees, officers, directors and consultants the opportunity to exchange options held by them and granted prior to 2003, for a reduced number of options at a price that more closely reflected the then current trading price. The new option price (the "New Exercise Price") for exchanged options, established at the weighted five-day average trading price immediately prior to March 5, 2003, was $1.95 and US$1.33. Any options granted pursuant to the exchange vest as to one third on each of the first, second and third anniversary of the date of grant from the date of vesting with the exception of options granted to directors of the Corporation which vest on the first anniversary of the date of grant. All such options expire on the fourth anniversary of their respective vesting dates. A resolution permitting the exchange of options by officers and directors of the Corporation was approved at the Corporation's Annual and Special Meeting of Shareholders held on June 16, 2003. Upon the completion of the option exchange, an aggregate of 1,896,855 options for Common Shares were exchanged for 1,048,568 options for Common Shares by the employees, consultants, directors and officers of the Corporation, as a group.

PERFORMANCE GRAPH

The following graph compares the yearly percentage change from December 31, 1997 to December 31, 2002 in the cumulative total shareholder return on the Corporation's common shares with the cumulative return of the S&P/TSX Composite Index and of the S&P/TSX Healthcare Index.

[Line graph depicting (1) S&P/TSX Healthcare at $100 at December 1997, slightly above $100 at March 1998, slightly above $100 at June 1998, below $100 at September 1998, slightly below $100 at December 1998, slightly below $100 at March 1999, slightly below $100 at June 1999, at $100 at September 1999, above $100 at December 1999, above $100 at March 2000, slightly below $150 at June 2000, slightly above $150 at September 2000, below $150 at December 2000, above $100 at March 2001, below $150 at June 2001, slightly above $100 at September 2001, below $150 at December 2001, below $150 at March 2002, at $100 at June 2002, below $100 at September 2002 and slightly below $100 at December 2002, (2) S&P/TSX Composite at $100 at December 1997, above $100 at March 1998, slightly above $100 at June 1998, below $100 at September 1998, at $100 at December 1998, at $100 at March 1999, slightly above $100 at June 1999, slightly above $100 at September 1999, below $150 at December 1999, slightly below $150 at March 2000, slightly above $150 at June 2000, slightly above $150 at September 2000, slightly below $150 at December 2000, above $100 at March 2001, below $150 at June 2001, slightly above $100 at September 2001, below $150 at December 2001, below $150 at March 2002, above $100 at June 2002, at $100 at September 2002 and slightly above $100 at December 2002, and (3) the Corporation at $100 at December 1997, slightly below $100 at March 1998, below $150 at June 1998, at $150 at September 1998, below $200 at December 1998, below $350 at March 1999, below $250 at June 1999, slightly below $250 at September 1999, slightly above $200 at December 1999, slightly below $300 at March 2000, slightly above $250 at June 2000, below $250 at September 2000, slightly below $150 at December 2000, below $150 at March 2001, slightly below $200 at June 2001, slightly above $100 at September 2001, at $100 at December 2001, below $100 at March 2002, slightly above $50 at June 2002, below $50 at September 2002 and below $50 at December 2002.]

RESOLUTION NO. 1 - AMENDMENT TO CORPORATION'S EMPLOYEE STOCK OPTION PLAN

The Corporation is dependent on its ability to attract and retain qualified scientific, technical and key management personnel. In a competitive job environment, management and the Board of Directors has determined that compensation arrangements should include, where appropriate, stock options. The holders of Common Shares will therefore be asked to consider and, if thought advisable, to approve, Resolution No. 1, which will increase the maximum number of Common Shares which may be issued under the Corporation's ESOP, as amended and restated on October 16, 2003, from 3,530,000 shares to 10,513,000 shares and subject to adjustment if Special Resolution No. 2 is also approved at the Special Meeting and implemented.

Currently, the maximum number of Common Shares which may be issued under the Corporation's ESOP is 3,530,000 Common Shares. As of October 21, 2003, there are available 1,018,712 Common Shares for the grant of options under the Corporation's ESOP to employees, officers, directors and consultants. On October 16, 2003, the Board of Directors approved an increase in the number of Common Shares under the ESOP in the amount of 6,983,000 Common Shares thereby increasing the maximum number of Common Shares reserved for issuance under the ESOP to 10,513,000 Common Shares. Shareholders are being asked to approve the additional 6,983,000 Common Shares to be reserved for issuance under the ESOP. If the amendment is approved, there will be 8,001,712 Common Shares currently available for the grant of options under the ESOP. The text of Resolution No. 1 is set forth in Schedule A to this Management Information Circular.

Prior to the completion of the Corporation's Financing completed on September 23, 2003 (see, "Compensation of Directors"), there were 21,950,877 Common Shares issued and outstanding. The Common Shares reserved for issuance under the ESOP, namely, 3,530,000 Common Shares, constituted approximately 16% of the total Common Shares outstanding or approximately 8% on a fully diluted basis. As of October 21, 2003, there are 101,631,553 Common Shares issued and outstanding and, if Special Resolution No. 1 is approved at the Special Meeting, there will be 105,131,553 Common Shares issued and outstanding, prior to any consolidation of Common Shares. If Resolution No. 1 is approved increasing the number of shares available under the ESOP to 10,513,000 Common Shares, this number of Common Shares will constitute approximately 10% of the total Common Shares outstanding and approximately 5% of the total Common Shares on a fully diluted basis.

Approval of Resolution No. 1 will be sought from a majority of the votes cast at the Special Meeting, in person or by proxy, other than the votes attaching to Common Shares beneficially owned by directors and officers of the Corporation and their respective associates. Accordingly, the votes attached to 2,864,281 Common Shares will not be entitled to be cast in connection with Resolution No. 1.

The Board of Directors has determined that the amendment to the Corporation's ESOP to increase the number of shares available for issuance by 6,983,000 Common Shares thereby increasing the maximum number of Common Shares reserved for issuance under the ESOP to 10,513,000 Common Shares is in the best interests of the Corporation and unanimously recommends that the holders of Common Shares vote FOR Resolution No. 1. Proxies appointing the persons whose names are printed therein to act will (unless otherwise directed) be voted FOR Resolution No. 1.

SPECIAL RESOLUTION NO. 1 - AMENDMENTS TO THE ARTICLES OF THE
CORPORATION WITH RESPECT TO THE SERIES A SHARES CONDITIONS

Shareholders will be asked to consider and approve, with or without variation, Special Resolution No. 1, the full text of which is set forth in Schedule B to this Management Information Circular, making certain changes to the rights, privileges, conditions and restrictions attaching to the Series A Cumulative Redeemable Convertible Preferred Shares (the "Series A Shares") as set out in the articles of the Corporation.

On June 30, 2000, with the Corporation's acquisition of the Novacor division of Edwards Lifesciences LLC, 1,374,570 Series A Shares were acquired by Edwards Lifesciences (U.S.) Inc. for an aggregate purchase price in cash of US$20 million, or US$14.55 per share. The articles of the Corporation provide that the Series A Shares are convertible into Common Shares at the option of the holder after June 30, 2006 at a conversion ratio which was initially one to one (namely, 1,374,570 Common Shares) and, as a result of the accrual of cumulative and unpaid dividends, is currently 1.17 to 1, or approximately, 1,608,623 Common Shares.

The articles of the Corporation also provide that the Series A Shares are redeemable at the option of the Corporation at any time up to June 30, 2007 and are mandatorily redeemable on June 30, 2007 for the initial issue price, namely, US$14.55 per share or US$20 million in total, plus any accrued and unpaid dividends. The amount of accrued and unpaid dividends is approximately US$3.4 million currently, and will be approximately US$11 million as of the date of mandatory redemption, for a total maximum redemption price for the Series A Shares of US$31 million.

As part of the Corporation's Financing completed on September 23, 2003 (see, "Compensation of Directors"), on September 22, 2003, the Corporation entered into a conversion agreement (the "Conversion Agreement") with Edwards Lifesciences (U.S.) Inc. to permit the Corporation, subject to the approval of the shareholders at the Special Meeting, to acquire for cancellation the 1,374,570 issued Series A Shares by issuing to Edwards upon conversion of those shares, 3,500,000 Common Shares together with warrants to acquire an additional 7,000,000 Common Shares, in each case subject to adjustment, including a consolidation of the Common Shares if Special Resolution No. 2 is approved at the Special Meeting. Each warrant will be exercisable for one Common Share at a price of $1.15 per share (subject to adjustment pursuant to the terms of the warrant) for a period of 60 months.

In order to give effect to the Conversion Agreement, the articles of the Corporation must be amended to adjust the conversion terms of the Series A Shares as more fully described in Schedule B to this Management Information Circular.

Special Resolution No. 1 must be approved by at least two thirds of the votes cast at the Special Meeting by holders of Common Shares and must be approved, separately, by the holder of Series A Shares namely, Edwards Lifesciences (U.S.) Inc. Edwards Lifesciences (U.S.) Inc. has approved Special Resolution No. 1. Pursuant to the Purchase Agreement, the holders of 38,943,548 Common Shares of the Corporation, or approximately 38.3% of the issued Common Shares, have agreed to vote in favour of Special Resolution No. 1.

The Board of Directors has determined that the amendment to the articles of the Corporation with respect to the conditions of the Series A Shares is in the best interests of the Corporation and unanimously recommends that the holders of Common Shares vote FOR Special Resolution No. 1. Proxies appointing the persons whose names are printed therein to act will (unless otherwise directed) be voted FOR Special Resolution No. 1.

DISSENT RIGHTS WITH RESPECT TO SPECIAL RESOLUTION NO. 1

By virtue of Section 185 of the OBCA, a shareholder of the Corporation is entitled to dissent and demand from the Corporation payment of the fair value of the Common Shares held by that shareholder, if the Corporation resolves to amend its articles in the manner proposed in Special Resolution No. 1.

Section 185 provides that a shareholder may only make a claim under that section with respect to all the shares of a class held by the shareholder on behalf of any one beneficial owner and registered in the shareholder's name. A shareholder may only exercise the right to dissent under section 185 in respect of Common Shares which are registered in that shareholder's name. In many cases, shares beneficially owned by a beneficial holder are registered either: (a) in the name of an intermediary that the beneficial holder deals with in respect of the shares (such as banks, trust companies, securities dealers and brokers, trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, and their nominees); or (b) in the name of a clearing agency (such as CDS) of which the intermediary is a participant. Accordingly, a beneficial holder will not be entitled to exercise the right to dissent, unless the shares are re-registered in the beneficial holder's name. A beneficial holder who wishes to exercise the right to dissent should immediately contact the intermediary with whom the beneficial holder deals in respect of the shares and either: (i) instruct the intermediary to exercise the right to dissent on the beneficial holder's behalf (which, if the shares are registered in the name of CDS or other clearing agency, would require that the shares first be re-registered in the name of the intermediary); or (ii) instruct the intermediary to re-register the shares in the name of the beneficial holder, in which case the beneficial holder would have to exercise the right to dissent directly.

A registered shareholder who wishes to dissent (the "Dissenting Shareholder") must deliver a dissent notice to the Corporation, 1 Laser Street, Ottawa, Ontario K2E 7V1, or submit it by facsimile to the following number: (613) 226-4744, in either case not later than 5:00 p.m. (Ottawa time) on November 24, 2003 or to the Chair at the Special Meeting. It is important that registered shareholders strictly comply with this requirement. The filing of a Dissent Notice does not deprive the shareholder of the right to vote at the Special Meeting; however, the OBCA provides, in effect, that a shareholder who has submitted a Dissent Notice and who votes in favour of Special Resolution No. 1 will no longer be considered a Dissenting Shareholder with respect to that class of shares voted in favour of Special Resolution No. 1. The OBCA does not provide, and the Corporation will not assume, that a vote against Special Resolution No. 1 or an abstention constitutes a Dissent Notice, but a shareholder need not vote his, her or its Common Shares against Special Resolution No. 1 in order to dissent. Similarly, the revocation of a proxy conferring authority on the proxy holder to vote in favour of Special Resolution No. 1 does not constitute a Dissent Notice; however, any proxy granted by a shareholder who intends to dissent, other than a proxy that instructs the proxy holder to vote against Special Resolution No. 1, should be validly revoked in order to prevent the proxy holder from voting those Common Shares in favour of Special Resolution No. 1 and thereby causing the shareholder to forfeit his, her or its right to dissent.

The Corporation is required, within 10 days after the shareholders adopt Special Resolution No. 1, to notify each Dissenting Shareholder that the resolution has been adopted. That notice is not required to be sent to any shareholders who voted for Special Resolution No. 1 or who has withdrawn his, her or its Dissent Notice.

A Dissenting Shareholder who has not withdrawn his, her or its Dissent Notice must then, within 20 days after receipt of notice that Special Resolution No. 1 has been adopted or, if the Dissenting Shareholder does not receive that notice, within 20 days after he, she or it learns that Special Resolution No. 1 has been adopted, send to the Corporation a demand for payment (a "Demand for Payment"), containing his, her or its name and address, the number of Common Shares in respect of which the Dissenting Shareholder dissents, and a demand for payment of the fair value of the Common Shares. Within 30 days after sending that Demand for Payment, the Dissenting Shareholder must send to the Corporation or its transfer agent the certificates representing the Common Shares in respect of which he, she or it dissents. A Dissenting Shareholder who fails to send certificates representing the Common Shares in respect of which he, she or it dissents forfeits the right to dissent. The Corporation's transfer agent will endorse on share certificates received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder and will forthwith return the share certificates to the Dissenting Shareholder.

After sending a Demand for Payment, a Dissenting Shareholder ceases to have any rights as a holder of the Common Shares in respect of which the shareholder has dissented other than the right to be paid the fair value of those shares as determined under section 185 of the OBCA, unless: (i) the Dissenting Shareholder withdraws the Demand for Payment before the Corporation makes an Offer to Pay;
(ii) the Corporation fails to make a timely Offer to Pay to the Dissenting Shareholder and the Dissenting Shareholder withdraws his, her or its Demand for Payment; or (iii) the directors of Corporation revoke Special Resolution No. 1, in all of which cases the Dissenting Shareholder's rights as a shareholder are reinstated and, in the case of (i) and (ii), those shares will be subject to Special Resolution No. 1 if it has been completed.

The Corporation is required, not later than seven days after the later of the date on which Special Resolution No. 1 is effective (the "Effective Date") and the date on which the Corporation received the Demand for Payment of a Dissenting Shareholder, to send to each Dissenting Shareholder who has sent a Demand for Payment an offer to pay (an "Offer to Pay") for his, her or its Common Shares in an amount considered by the Board of Directors to be the fair value thereof, accompanied by a statement showing the manner in which the fair value was determined. Every Offer to Pay must be on the same terms. The Common Shares of a Dissenting Shareholder must be paid for within 10 days after an Offer to Pay has been accepted by a Dissenting Shareholder, but any such offer lapses if the Corporation does not receive an acceptance thereof within 30 days after the Offer to Pay has been made.

If the Corporation fails to make an Offer to Pay for a Dissenting Shareholder's Common Shares, or if a Dissenting Shareholder fails to accept an offer which has been made, the Corporation may, within 50 days after the Effective Date or within any further period as a court may allow, apply to a court to fix a fair value for the Common Shares of Dissenting Shareholders. If the Corporation fails to apply to a court, a Dissenting Shareholder may apply to a court for the same purpose within a further period of 20 days or within any further period as a court may allow. A Dissenting Shareholder is not required to give security for costs in such an application.

Upon an application to a court, all Dissenting Shareholders whose Common Shares have not been purchased by the Corporation will be joined as parties and bound by the decision of the court, and the Corporation will be required to notify each affected Dissenting Shareholder of the date, place and consequences of the application and of his, her or its right to appear and be heard in person or by counsel. Upon any such application to a court, the court may determine whether any person is a Dissenting Shareholder who should be joined as a party, and the court will then fix a fair value for the Common Shares of all Dissenting Shareholders. The final order of a court will be rendered against the Corporation in favour of each Dissenting Shareholder and for the amount of the fair value of his, her or its Common Shares as fixed by the court. The court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the Effective Date until the date of payment. An application to the court by either the Corporation or a Dissenting Shareholder must be made to a court having jurisdiction in the Province of Ontario or in such other province where the Dissenting Shareholder resides if the Corporation carries on business in that province.

The foregoing is only a summary of the dissenting shareholder provisions of the OBCA which are technical and complex. It is recommended that any shareholder wishing to avail himself, herself or itself of his, her or its Dissent Rights under those provisions seek legal advice as failure to comply strictly with the provisions of the OBCA may prejudice the right of dissent.

SPECIAL RESOLUTION NO. 2 - AMENDMENTS TO THE ARTICLES OF THE
CORPORATION WITH RESPECT TO A SHARE CONSOLIDATION

Shareholders will be asked to consider and approve, with or without variation, Special Resolution No. 2, the full text of which is set in Schedule C to this Management Information Circular authorizing the Corporation to file articles of amendment to provide for the consolidation of the issued and outstanding Common Shares of the Corporation on a basis of one post-consolidation Common Share for every seven pre-consolidation Common Shares (the "Share Consolidation"). Any fractional Common Shares of the Corporation resulting from such consolidation shall be cancelled without payment or other compensation being made to any shareholder in respect thereof.

As part of the Corporation's Financing completed on September 23, 2003 (see, "Compensation of Directors"), the Corporation undertook to complete the Share Consolidation to enhance the marketability of the Common Shares and potentially increase the liquidity of the Common Shares by allowing the Corporation to meet the criteria to be listed on Nasdaq Stock Market, Inc.

The Share Consolidation will affect all Shareholders uniformly and will not affect any Shareholder's percentage ownership interest in the Corporation, except to the extent that the Share Consolidation would otherwise result in any Shareholder owning a fractional share. In addition, the consolidation will not affect any Shareholder's proportionate voting rights, subject to the treatment of fractional shares. The principal effect of the Share Consolidation will be that the number of issued and outstanding Common Shares will be reduced from approximately 105 million shares, assuming the conversion of the Series A Shares if Special Resolution No. 1 is passed at the Special Meeting, to approximately 15 million shares (at a ratio of 1:7). Options, warrants and exchangeable securities, will be consolidated in accordance with the terms of the respective securities at the same ratio of 1:7.

The Corporation has received conditional approval from the Toronto Stock Exchange with respect to the Share Consolidation, however, final approval is conditional upon the Corporation meeting the rule of the Toronto Stock Exchange, that on a post-consolidation basis there must be at least 1,000,000 freely-tradeable shares held by at least 300 public holders, each holding one board lot or more. The Corporation expects to meet this requirement but in the event that it does not, the Corporation would not proceed with the Share Consolidation.

Special Resolution No. 2 must be approved by at least two thirds of the votes cast at the Special Meeting by holders of Common Shares. Pursuant to the Purchase Agreement, the holders of 38,943,548 Common Shares, or approximately 38.3% of the outstanding Common Shares, have agreed to vote in favour of Special Resolution No. 2.

Shareholders voting against Special Resolution No. 2 are not entitled to exercise any statutory rights of dissent or similar appraisal remedies that would require the Corporation to repurchase their Common Shares if Special Resolution No. 2 is approved by Shareholders and implemented by the Corporation.

The Board of Directors has determined that the amendment to the articles of the Corporation with respect to the Share Consolidation is in the best interests of the Corporation and unanimously recommends that the holders of Common Shares vote FOR Special Resolution No. 2. Proxies appointing the persons whose names are printed therein to act will (unless otherwise directed) be voted FOR Special Resolution No. 2.

In the event that Special Resolution No. 2 is passed by the Shareholders at the Special Meeting, upon filing of the Articles of Amendment to implement the Share Consolidation, the Common Shares will be consolidated into new Common Shares as described in this Management Information Circular. In accordance with the rules of the Toronto Stock Exchange, a new CUSIP number will be assigned and replacement share certificates will be issued. The Shareholders will receive a letter of transmittal with instructions with respect to tendering their certificates evidencing the pre-consolidation Common Shares held by them and obtaining new share certificates evidencing post-consolidation Common Shares held by them.

OTHER MATTERS

The management of the Corporation knows of no amendment or variation of the matters referred to in the Notice of Special Meeting and of no other business to be brought before the meeting. However, if any amendment, variation or other business is properly brought before the meeting, the accompanying Form of Proxy confers discretionary authority on the persons named therein to vote on any amendment or variation of the matters referred to in the Notice of Special Meeting, or such other business, in accordance with their best judgement.

APPROVAL OF THE BOARD OF DIRECTORS

The contents and the sending of this Management Information Circular have been approved by the Board of Directors of the Corporation.

DATED at Ottawa, Canada, this 21st day of October, 2003.

  /s/ C. Ian Ross
--------------------------------------------
C. Ian Ross,
Chairman of the Board of Directors

                                   Schedule A

RESOLUTION NO. 1 - AMENDMENT TO THE  CORPORATION'S  EMPLOYEE
STOCK OPTION PLAN

Resolved that the maximum number of shares which may be issued under the Corporation's Employee Stock Option Plan be increased from 3,530,000 shares to 10,513,000 shares, as further described in the Corporation's Management Information Circular dated October 21, 2003.

                                   Schedule B

SPECIAL RESOLUTION NO. 1 - AMENDMENTS TO THE ARTICLES OF THE
CORPORATION WITH RESPECT TO THE SERIES A SHARES CONDITIONS

Resolved that:

1.   the articles of Corporation are amended by:

     (a) designating clause "3.1 - Right to Convert" as sub-clause "3.1.1 - Right to Convert"; and

     (b)  by inserting the following as an additional sub-clause:

          "3.1.2 Additional Right to Convert

          3.1.2 Upon and subject to the terms and conditions hereinafter set forth, the holders of Series A Shares shall have the right, at any time ending up to the close of business on June 30, 2007, or, in the case of Series A Shares called for redemption after the Series A Shares have become convertible, to the close of business on the business day immediately preceding the date fixed for redemption, whichever is earlier (provided, however, that if the Corporation shall fail to redeem such Series A Shares in accordance with the notice of redemption the right of conversion shall thereupon be restored as if such call for redemption had not been made), to convert all, but not less than all of their Series A Shares into fully paid and non-assessable Common Shares for an aggregate for all holders of 3,500,000 Common Shares plus warrants of the Corporation exercisable for 7,000,000 Common Shares at a price, for a term and with such other terms and conditions as the board of directors shall from time to time determine, subject to applicable stock exchange and regulatory approval, and give notice thereof to the holders of the Series A Shares prior to the issue of such warrants.";

2. any officer or director of the Corporation is hereby authorized to execute and deliver all documents and to do all acts and things necessary or desirable to give effect to this special resolution, including, without limitation, the determination of the effective date of the consolidation and the delivery of the articles of amendment in the prescribed form to the Director appointed under the Business Corporations Act (Ontario), the execution of any such document or the doing of any such other act or things being conclusive evidence of such determination; and

3. notwithstanding the foregoing, the directors of the Corporation are hereby authorized, without further approval or notice to the shareholders of the Corporation, to revoke this special resolution at any time before a certificate of amendment is issued by the Director.

                                   Schedule C

SPECIAL  RESOLUTION NO. 2 - AMENDMENT TO THE ARTICLES OF THE
CORPORATION WITH RESPECT TO THE SHARE CONSOLIDATION

Resolved that:

4.   the Corporation is hereby authorized to amend its articles to provide that:

     (a) the authorized capital of the Corporation is altered by consolidating all of the issued and outstanding Common Shares of the Corporation, the common shares reserved for issuance against options, warrants or other convertible or exchangeable securities outstanding at such time, on the basis of one post-consolidation Common Share of the Corporation for every seven pre-consolidation Common Shares of the Corporation;

     (b) in the event that the consolidation would otherwise result in the issuance of a fractional share, no fractional share shall be issued and any fractional share of the Corporation resulting from such consolidation shall be cancelled without any payment or other compensation being made to any shareholder in respect thereof; and

     (c) the effective date of such consolidation shall be the date shown in the certificate of amendment issued by the Director appointed under the Business Corporations Act (Ontario) or such other date indicated in the articles of amendment;

5. any officer or director of the Corporation is hereby authorized to execute and deliver all documents and to do all acts and things necessary or desirable to give effect to this special resolution, including, without limitation, the determination of the effective date of the consolidation and the delivery of the articles of amendment in the prescribed form to the Director appointed under the Business Corporations Act (Ontario), the execution of any such document or the doing of any such other act or things being conclusive evidence of such determination; and

6. notwithstanding the foregoing, the directors of the Corporation are hereby authorized, without further approval or notice to the shareholders of the Corporation, to revoke this special resolution at any time before a certificate of amendment is issued by the Director.

                                                                        Item 3
                                                                        ------
                                   WORLDHEART

                                      PROXY
                         SPECIAL MEETING OF SHAREHOLDERS
                                NOVEMBER 25, 2003

This proxy is solicited on behalf of the management of World Heart Corporation (the "Corporation"). The undersigned hereby appoints C. Ian Ross, or failing him, Roderick M. Bryden, both officers and/or directors of the Corporation or, instead of either of them, ____________________________________________________
as nominee for the undersigned, with the power to appoint their substitute and hereby authorizes them to represent and vote as designated below all the Common Shares of the Corporation held of record by the undersigned at the Special Meeting of Shareholders to be held on November 25, 2003, or any adjournment or adjournments thereof in the same manner, to the same extent and with the same powers as if the undersigned was personally present at the said meeting or any adjournment thereof.

Shareholders have the right to appoint a person (who need not be a shareholder) to attend and act for them and on their behalf other than the nominees designated above and may exercise such right by inserting the name of their nominee in the blank space provided for that purpose.

1.   Approval  of  Resolution  No. 1 -  approving  an  increase in the number of
     common  shares  of  the   Corporation   reserved  for  issuance  under  the
     Corporation's  Employee Stock Option Plan (mark either (a) or (b)):

     (a) ___ FOR

     (b) ___ AGAINST

2. Approval of Special Resolution No. 1 - amending the articles of the Corporation with respect to the rights, privileges, conditions and restrictions attaching to the Corporation's Series A Cumulative Redeemable Convertible Preferred Shares (mark either (a) or (b)):

     (a) ___ FOR

     (b) ___ AGAINST

3. Approval of Special Resolution No. 2 - amending the articles of the Corporation to consolidate the issued and outstanding common shares of the Corporation on a one for seven basis (mark either (a) or (b)):

     (a) ___ FOR

     (b) ___ AGAINST

In addition, the undersigned appoints such person as proxy to vote and act as aforesaid upon any amendments to the matters identified in the Notice of Special Meeting and on all other matters that may properly come before the meeting.
This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no choice is indicated in respect of any matter in the space provided above, the Common Shares represented by this proxy will be voted FOR such matter.
This proxy form should be read in conjunction with the accompanying Notice of Special Meeting and Management Information Circular.

--------------------------------
Name of Shareholder (Please Print)

--------------------------------                --------------------------------
Signature                                       Dated

This proxy must be delivered not later than 5 p.m. on November 24, 2003 to CIBC Mellon Trust Company, Attention: Proxy Department, in the envelope provided for this purpose, or hand delivered to CIBC Mellon Trust Company at 200 Queen's Quay East, Unit 6, Toronto, Ontario, M5A 4K9.
If this proxy is not dated in the space provided, it will be deemed to bear the date on which it is mailed to you by management.

Please sign exactly as your shares are registered. When the shares are held by joint tenants, both must sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If partnership, please sign in partnership name by an authorized person. If the proxy is being given by a corporation, the proxy must be signed under seal by the corporation's duly authorized officers or, if not signed under seal, the office held by each person signing on behalf of the corporation must be indicated. The name of the corporation must be written-in above the signature of the officers.

                                                                        Item 4
                                                                        ------

                            CIBC Mellon Trust Company         [CIBC Mellon Logo]

October 28, 2003

jeff.wright@worldheart.com

Nova Scotia Securities Commission                Securities Commission of Newfoundland and Labrador

Alberta Securities Commission                    Saskatchewan Financial Services Commission,
                                                 Securities Division

The Manitoba Securities Commission               Office of the Administrator of the Securities Act,
                                                 New Brunswick

The Toronto Stock Exchange                       Ontario Securities Commission

British Columbia Securities Commission           Registrar of Securities, Prince Edward Island

Commission des valeurs Mobilieres du Quebec

Dear Sirs:

RE:   WORLD HEART CORPORATION

The following were sent by prepaid mail to all registered shareholders of the above-mentioned Company on October 28, 2003:

          X   Proxy
          X   Notice of Meeting/Information Circular

However, we have not mailed to shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

The above disclosure document(s) are filed with you as agent for the Company in compliance with the regulations.


Yours very truly,
CIBC MELLON TRUST COMPANY

Jo-Anne Kidd
Senior Administrator, Client Services
Direct Dial: (416) 643-5578

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         World Heart Corporation

     Date: October 30, 2003              By:  /s/ Mark Goudie
                                            ------------------------------------
                                            Name:  Mark Goudie
                                            Title: Chief Financial Officer